Exhibit 99.1 Joint Press release

WiLAN Subsidiary and CXMT Enter into

License and Acquisition Agreements

OTTAWA, Canada and HEFEI, China – December 5, 2019 – Wi-LAN Inc. (“WiLAN”), a Quarterhill Inc. ("Quarterhill") company (TSX: QTRH) (NASDAQ: QTRH) and ChangXin Memory Technologies, Inc. ("CXMT"), today announced that Polaris Innovations Limited ("Polaris"), a wholly owned subsidiary of WiLAN, and CXMT have entered into a patent license agreement and an independent patent acquisition agreement, each relating to certain Dynamic Random Access Memory (“DRAM”) patents developed by former DRAM manufacturer Qimonda AG (“Qimonda”).

Under the patent license agreement, Polaris grants a license to CXMT for numerous Polaris patents relating to DRAM technologies. The licensed DRAM patents are a subset of the portfolio that Polaris acquired from Infineon Technologies, the former parent company of Qimonda, in June 2015.

Under the patent acquisition agreement, CXMT has agreed to acquire a number of Polaris DRAM patents.

All other terms of the license and acquisition agreements, including the consideration payable by CXMT to Polaris, are confidential.

“We are pleased to have CXMT, a leader of China’s DRAM industry, recognize the value of the Polaris DRAM patents. The two agreements illustrate CXMT’s close attention to IP and commitment to continuous R&D investment. We believe that the rights that CXMT secured through these agreements could provide it with a competitive edge in the industry and help it continue its development of key DRAM technologies,” said Michael Vladescu, President and CEO of WiLAN.  “CXMT’s entry into these agreements provides WiLAN with new momentum in developing opportunities in key emerging markets such as China, thereby continuing to enhance value for our parent company Quarterhill and investors.”

“CXMT will continue to expand its core semiconductor technologies and high-value IP assets through its own R&D efforts and through cooperation with global partners such as WiLAN,” said Yiming Zhu, Chairman and CEO of CXMT.  “These two agreements represent the latest effort made by CXMT to further expand its intellectual property portfolio, build upon its technology strategy, and secure rights to operate its DRAM business.”

About WiLAN

WiLAN, a Quarterhill company, is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios. The company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  For more information: www.wilan.com.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing.  Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate

Joint Press release

customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH.  For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill and WiLAN in light of their experience and their perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill and WiLAN believe are appropriate in the circumstances. Many factors could cause actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s February 28, 2019 annual information form for the year ended December 31, 2018 (the "AIF").  Copies of the AIF may be obtained at www.sedar.com and as part of Quarterhill’s Form 40-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's or WiLAN’s forward-looking statements. Neither Quarterhill nor WiLAN has any intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About CXMT

Started in 2016, ChangXin Memory Technologies, Inc. (CXMT) is an integrated design and manufacture company specialized in dynamic random access memory (DRAM). Currently, CXMT has put its first 12-inch wafer fab into production. DRAM products are applied in a wide range of fields, including mobile devices, computers, servers, artificial intelligence, virtual reality and Internet of Things, enjoying an enormous market potential. Since its establishment, CXMT takes technology as the core and strengthens the establishment of management system. On this basis, CXMT conducts rapid iterative development with dedicated R&D line and significantly improves its technology with advanced equipment, developing its own distinctive technology system. CXMT is committed to becoming a commercially successful semiconductor memory company that champions pioneering technologies, thus to empower information society and improve human lives through our memory technology. For more information: https://www.cxmt.com

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries about WiLAN and Quarterhill, please contact:

Dave Mason

T: 613.688.1693

E: ir@quarterhill.com

For inquiries about CXMT, please contact:

Hua ZHANG

T: +86 166 0565 9866

E: hua.zhang@cxmt.com